Q1 2013 % Change Y/Y Total Revenues $117.6 million +34% Soda Maker Units 776,000 +14% Flavor Units 7.7 million +34% CO 2 Refill Units 4.8 million +30% Net Income $12.1 million +20% Adjusted Net Income $14.5 million +26% EPS* $0.57 +19% Adjusted EPS* $0.68 +24% Financial Highlights Q1 2013 *Based on 21.2 million weighted shares outstanding in Q 1 2013 and 21.0 million weighted shares outstanding in Q 1 2012

Quarterly Revenues 2009 - 2013 (in $ Million ) 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 0 20 40 60 80 100 120 140 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 Quarterly Revenue Growth

Quarterly Soda Maker Unit Sales 2009 - 2013 (in thousands ) 184 203 285 385 297 463 449 712 592 634 717 767 683 764 ;;; 1 , 111 776 - 200 400 600 800 1,000 1,200 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 Quarterly Soda Maker Units Growth

Quarterly Refill Unit Sales 2009 - 2013 (in millions) 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 - 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 Quarterly CO 2 Refill Units Growth

Quarterly Flavor Unit Sales 2009 - 2013 (in millions) 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 Quarterly Flavor Units Growth

Fiscal 2013 Guidance Update • Revenue growth of approximately ; 7 % over 201 ; revenue of $ 436.3 million, up from previous guidance of 25% • Adjusted EBITDA growth of approximately 36 % over 2012 Adjusted EBITDA of $ 61.1 million, up from previous guidance of 34% • Adjusted net income growth of approximately 27 % over 2012 adjusted net income of $ 50.0 million, up from previous guidance of 25% • Net income growth of approximately 20 % over 2012 net income of $ 43.9 million, up from previous guidance of 18%

Reported (IFRS) to Adjusted (non - IFRS) Reconciliation of Consolidated Statements of Operations Q 1 - 2013 vs. Q 1 - 2012 2012 2013 Reported Share based Reported Share based (Unadjusted) payment Adjusted (Unadjusted) payment Adjusted (Unaudited) In thousands (other than per share amounts) Revenue $ 87,868 $ - $ 87,868 $ 117,639 $ - $ 117,639 Cost of revenue 39,505 - 39,505 53,554 - 53,554 Gross profit 48,363 - 48,363 64,085 - 64,085 Operating expenses Sales and marketing 27,268 - 27,268 38,859 - 38,859 General and administrative 9,641 (1,411) 8,230 11,609 (2,394) 9,215 Other income, net (39) - (39) - - - Total operating expenses 36,870 (1,411) 35,459 50,468 (2,394) 48,074 Operating income 11,493 1,411 12,904 13,617 2,394 16,011 Interest expense (income), net (122) - (122) 25 - 25 Other financial expense, net 129 - 129 210 - 210 Total financial expense, net 7 - 7 235 - 235 Income before income taxes 11,486 1,411 12,897 13,382 2,394 15,776 Income tax expense 1,375 - 1,375 1,298 - 1,298 Net income for the period $ 10,111 $ 1,411 $ 11,522 $ 12,084 $ 2,394 $ 14,478 Net income per share Basic $ 0.50 $ 0.57 $ 0.58 $ 0.70 Diluted $ 0.48 $ 0.55 $ 0.57 $ 0.68 Weighted average number of shares Basic 20,144 20,144 20,682 20,682 Diluted 20,955 20,955 21,211 21,211